77M:  Mergers  Exhibit

After the close of business on March 8, 2013, all the net assets and liabilities of The Empire Builder Tax Free Bond Fund (the Predecessor Fund), a Massachusetts business trust, were reorganized into Neuberger Berman New York Municipal Income Fund. The Predecessor Fund was registered as a non-diversified, open-end management investment company under the 1940
Act. The reorganization was performed pursuant to a plan of reorganization approved by the Predecessor Funds shareholders on February 22, 2013.

The reorganization was accomplished by a tax-free exchange of 2,025,214 shares of the Institutional Class of New York Municipal Income (valued at $35,911,391) for 2,025,214 shares of the Builder Class of the Predecessor Fund and 2,297,401 shares of the Institutional Class of New York Municipal Income (valued at $40,737,640) for 2,297,171 shares of the Premier Class of the Predecessor Fund outstanding on March 8, 2013. The Predecessor Funds aggregate net assets at that date ($76,649,031 including $28,376 of undistributed net realized gains and $3,523,309 of net unrealized appreciation) were combined with those of the New York Municipal Income. The aggregate net assets of New York Municipal Income and the Predecessor Fund immediately after the reorganization were $76,649,031.